Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of Marriott International, Inc. and the related Joint Proxy Statement/Prospectus of Marriott International, Inc. and Starwood Hotels & Resorts Worldwide, Inc. dated December 22, 2015 and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements and schedule of Starwood Hotels & Resorts Worldwide, Inc., and the effectiveness of internal control over financial reporting of Starwood Hotels & Resorts Worldwide, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

December 22, 2015